RBC Capital Markets®	Filed Pursuant to Rule 433 Registration Statement No. 333-208507

The information in this preliminary terms supplement is not complete and may be changed.

Preliminary Terms Supplement
Subject to Completion:
Dated August 1, 2016
Pricing Supplement Dated August __, 2016 to the Product
Prospectus Supplement ERN-ETF-1 Dated January 11, 2016,
Prospectus Supplement Dated January 8, 2016, and Prospectus
Dated January 8, 2016
$_________ Barrier Digital Enhanced Return Notes Linked to the Market Vectors® Gold Miners ETF, Due August 16, 2018 Royal Bank of Canada

Royal Bank of Canada is offering the Barrier Digital Enhanced Return Notes (the “Notes”) linked to the performance of the Market Vectors® Gold Miners ETF (the “Reference Asset”).

The CUSIP number for the Notes is 78012KRQ2. If the Final Level is greater than the Initial Level and the Percentage Change exceeds the Digital Percentage of 20%, the Notes provide a one-for-one positive return based upon the increase in the share price of the Reference Asset, subject to the Maximum Redemption Amount of [141.00% - 146.00%] of the principal amount of the Notes (to be determined on the Pricing Date).  If the Final Level is greater than or equal to the Barrier Level (70% of the Initial Level), but is less than or equal to the Digital Percentage, the Notes provide a fixed return equal to the Principal Amount plus the Digital Coupon. If the Final Level is less than the Barrier Level (70% of the Initial Level), you will receive an amount at maturity that is proportionate to the decrease in the Reference Asset over the term of the Notes, and you may lose up to 100% of your initial investment.  Any payments on the Notes are subject to our credit risk.
Digital Coupon: 20%
Issue Date: August 17, 2016
 Maturity Date: August 16, 2018
The Notes do not pay interest.  The Notes will not be listed on any securities exchange.
Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-1 of the prospectus supplement dated January 8, 2016, “Additional Risk Factors Specific to the Notes” beginning on page PS-6 of the product prospectus supplement dated January 11, 2016, and “Selected Risk Considerations” beginning on page P-6 of this terms supplement.
The Notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. government agency or instrumentality.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this terms supplement is truthful or complete. Any representation to the contrary is a criminal offense.
	Per Note	Total
Price to public	100%	$
Underwriting discounts and commissions	2.50%	$
Proceeds to Royal Bank of Canada	97.50%	$

The initial estimated value of the Notes as of the date of this terms supplement is $949.20 per $1,000 in principal amount, which is less than the price to public. The final pricing supplement relating to the Notes will set forth our estimate of the initial value of the Notes as of the Pricing Date, which will not be less than $929.20 per $1,000 in principal amount. The actual value of the Notes at any time will reflect many factors, cannot be predicted with accuracy, and may be less than this amount.  We describe our determination of the initial estimated value in more detail below.
If the Notes priced on the date of this terms supplement, RBC Capital Markets, LLC, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $25.00 per $1,000 in principal amount of the Notes and would use a portion of that commission to allow selling concessions to other dealers of up to approximately $25.00 per $1,000 in principal amount of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page P-14 below.
Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forego some or all of their underwriting discount or selling concessions.  The public offering price for investors purchasing the notes in these accounts may be between $975.00 and $1,000 per $1,000 in principal amount.
We may use this terms supplement in the initial sale of the Notes.  In addition, RBCCM or another of our affiliates may use this terms supplement in a market-making transaction in the Notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this terms supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
SUMMARY
The information in this “Summary” section is qualified by the more detailed information set forth in this terms supplement, the product prospectus supplement, the prospectus supplement, and the prospectus.
Issuer:	Royal Bank of Canada (“Royal Bank”)
Issue:	Senior Global Medium-Term Notes, Series G
Underwriter:	RBC Capital Markets, LLC (“RBCCM”)
Reference Asset:	Market Vectors® Gold Miners ETF
Bloomberg Ticker:	GDX
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Pricing Date:	August 12, 2016
Issue Date:	August 17, 2016
CUSIP:	78012KRQ2
Valuation Date:	August 13, 2018
Payment at Maturity (if held to maturity):
If, on the Valuation Date, the Percentage Change is greater than the Digital Percentage, then the investor will receive an amount equal to the lesser of:
1.           Principal Amount + (Principal Amount x Percentage Change)
2.           Maximum Redemption Amount

If, on the Valuation Date, the Percentage Change is greater than or equal to -30%, and less than or equal to the Digital Percentage, then the investor will receive the principal amount plus the Digital Coupon. If, on the Valuation Date, the Percentage Change is negative, by more than the Barrier Percentage (that is, the Percentage Change is between -30.01% and -100%), then the investor will receive a cash payment equal to:
Principal Amount + (Principal Amount x Percentage Change)
In this case, you will lose all or a portion of the principal amount of the Notes.

Percentage Change:	The Percentage Change, expressed as a percentage, is calculated using the following formula:

P-2	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
Initial Level:	The closing share price of the Reference Asset on the Pricing Date.
Final Level:	The closing share price of the Reference Asset on the Valuation Date.
Digital Percentage:	20%
Digital Coupon:	20% of the principal amount
Maximum Redemption Amount:	[141.00% - 146.00%] multiplied by the principal amount (to be determined on the Pricing Date)
Barrier Percentage:	30%
Barrier Level:	70% of the Initial Level
Maturity Date:	August 16, 2018, subject to extension for market and other disruptions, as described in the product prospectus supplement dated January 11, 2016.
Term:	Approximately two (2) years
Principal at Risk:
The Notes are NOT principal protected.  You may lose all or a substantial portion of your principal amount at maturity if there is a percentage decrease from the Initial Level to the Final Level of more than 30%.

Calculation Agent:	RBCCM
U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid cash-settled derivative contract for U.S. federal income tax purposes.  However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion (including the opinion of our counsel Morrison & Foerster LLP) in the product prospectus supplement dated January 11, 2016 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Secondary Market:
RBCCM (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the Notes after the Issue Date.  The amount that you may receive upon sale of your Notes prior to maturity may be less than the principal amount of your Notes.

Listing:	The Notes will not be listed on any securities exchange.
Clearance and Settlement:
DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under “Description of Debt Securities—Ownership and Book-Entry Issuance” in the prospectus dated January 8, 2016).

Terms Incorporated in the Master Note:
All of the terms appearing above the item captioned “Secondary Market” on pages P-2 and P-3 of this terms supplement and the terms appearing under the caption “General Terms of the Notes” in the product prospectus supplement dated January 11, 2016, as modified by this terms supplement.

P-3	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
ADDITIONAL TERMS OF YOUR NOTES
You should read this terms supplement together with the prospectus dated January 8, 2016, as supplemented by the prospectus supplement dated January 8, 2016 and the product prospectus supplement dated January 11, 2016, relating to our Senior Global Medium-Term Notes, Series G, of which these Notes are a part. Capitalized terms used but not defined in this terms supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict, this terms supplement will control.  The Notes vary from the terms described in the product prospectus supplement in several important ways.  You should read this terms supplement carefully.
This terms supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement dated January 8, 2016 and “Additional Risk Factors Specific to the Notes” in the product prospectus supplement dated January 11, 2016, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the Securities and Exchange Commission (the “SEC”) website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):
Prospectus dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008810/j18160424b3.htm
Prospectus Supplement dated January 8, 2016:
http://www.sec.gov/Archives/edgar/data/1000275/000121465916008811/p14150424b3.htm
Product Prospectus Supplement ERN-ETF-1 dated January 11, 2016:
https://www.sec.gov/Archives/edgar/data/1000275/000114036116047385/form424b5.htm

Our Central Index Key, or CIK, on the SEC website is 1000275.  As used in this terms supplement, “we,” “us,” or “our” refers to Royal Bank of Canada.
Royal Bank of Canada has filed a registration statement (including a product prospectus supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this terms supplement relates.  Before you invest, you should read those documents and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering.  You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, Royal Bank of Canada, any agent or any dealer participating in this offering will arrange to send you the product prospectus supplement, the prospectus supplement and the prospectus if you so request by calling toll-free at 1-866-609-6009.

P-4	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
HYPOTHETICAL RETURNS
The examples set out below are included for illustration purposes only. The hypothetical Percentage Changes of the Reference Asset used to illustrate the calculation of the Payment at Maturity (rounded to two decimal places) are not estimates or forecasts of the Initial Level, the Final Level or the share price of the Reference Asset on any trading day prior to the Maturity Date. All examples assume that a holder purchased Notes with an aggregate principal amount of $1,000, a Barrier Percentage of 30% (the Barrier Level is 70% of the Initial Level), a Digital Percentage of 20.00%, a Digital Coupon of 20.00% of the principal amount, the Maximum Redemption Amount of 143.50% of the principal amount (the midpoint of the Maximum Redemption Amount range of 141.00% - 146.00% of the principal amount), and that no market disruption event occurs on the Valuation Date.

Example 1—	Calculation of the Payment at Maturity where the Percentage Change is positive, but less than the Digital Percentage.
	Percentage Change:	5%
	Payment at Maturity:	$1,000 + ($1,000 x 20.00%) = $1,000 + $200 = $1,200
	On a $1,000 investment, a 5% Percentage Change results in a Payment at Maturity of $1,200, a 20.00% return on the Notes.

Example 2—	Calculation of the Payment at Maturity where the Percentage Change is positive, and is greater than the Digital Percentage.
	Percentage Change:	25%
	Payment at Maturity:	$1,000 + ($1,000 x 25.00%) = $1,000 + $250 = $1,250
	On a $1,000 investment, a 25% Percentage Change results in a Payment at Maturity of $1,250, a 25.00% return on the Notes.

Example 3—	Calculation of the Payment at Maturity where the Percentage Change is positive and exceeds the Digital Percentage (and the Payment at Maturity is subject to the Maximum Redemption Amount).
	Percentage Change:	65%
	Payment at Maturity:	$1,000 + ($1,000 x 65%) = $1,000 + $650 = $1,650
	However, the Maximum Redemption Amount is $1,435.00
	On a $1,000 investment, a 65% Percentage Change results in a Payment at Maturity of $1,435, a 43.50% return on the Notes.

Example 4—	Calculation of the Payment at Maturity where the Percentage Change is negative (but not by more than the Barrier Percentage).
	Percentage Change:	-10%
	Payment at Maturity:
At maturity, if the Percentage Change is negative BUT not by more than the Barrier Percentage, then the Payment at Maturity will equal the principal amount plus the Digital Return.
$1,000 + ($1,000 x 20.00%) = $1,000 + $200 = $1,200

	On a $1,000 investment, a -10.00% Percentage Change results in a Payment at Maturity of $1,200,

P-5	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
	a 20% return on the Notes, even though the price of the Reference Asset has declined.
Example 5—	Calculation of the Payment at Maturity where the Percentage Change is negative (by more than the Barrier Percentage).
	Percentage Change:	-35%
	Payment at Maturity:	$1,000 + ($1,000 x -35%) = $1,000 - $350 = $650
	On a $1,000 investment, a -35% Percentage Change results in a Payment at Maturity of $650, a -35% return on the Notes.

P-6	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
SELECTED RISK CONSIDERATIONS
An investment in the Notes involves significant risks.  Investing in the Notes is not equivalent to investing directly in the Reference Asset.  These risks are explained in more detail in the section “Additional Risk Factors Specific to the Notes,” beginning on page PS-6 of the product prospectus supplement.  In addition to the risks described in the prospectus supplement and the product prospectus supplement, you should consider the following:
•	Principal at Risk – Investors in the Notes could lose some or all or a substantial portion of their principal amount if the share price of the Reference Asset declines by more the Barrier Percentage. You will lose one percent of the principal amount of your Notes for each 1% that the Final Level is less than the Initial Level if the Final Level is less than 30% of the Initial Level.
•	The Notes Do Not Pay Interest and Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity – There will be no periodic interest payments on the Notes as there would be on a conventional fixed-rate or floating-rate debt security having the same maturity. The return that you will receive on the Notes, which could be negative, may be less than the return you could earn on other investments. Even if your return is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of Royal Bank.
•	Your Potential Payment at Maturity Is Limited – The Notes will provide less opportunity to participate in the appreciation of the Reference Asset than an investment in a security linked to the Reference Asset providing full participation in the appreciation, because the payment at maturity will not exceed the Maximum Redemption Amount. Accordingly, your return on the Notes may be less than your return would be if you made an investment in the Reference Asset or a security directly linked to the positive performance of the Reference Asset.
•	Payments on the Notes Are Subject to Our Credit Risk, and Changes in Our Credit Ratings Are Expected to Affect the Market Value of the Notes – The Notes are Royal Bank’s senior unsecured debt securities. As a result, your receipt of the amount due on the maturity date is dependent upon Royal Bank’s ability to repay its obligations at that time. This will be the case even if the share price of the Reference Asset increases after the Pricing Date. No assurance can be given as to what our financial condition will be at the maturity of the Notes.
•	There May Not Be an Active Trading Market for the Notes—Sales in the Secondary Market May Result in Significant Losses – There may be little or no secondary market for the Notes. The Notes will not be listed on any securities exchange. RBCCM and other affiliates of Royal Bank may make a market for the Notes; however, they are not required to do so. RBCCM or any other affiliate of Royal Bank may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your Notes in any secondary market could be substantial.
•	You Will Not Have Any Rights to the Securities Included in the Reference Asset – As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities included in the Reference Asset would have. The Final Level will not reflect any dividends paid on the securities included in the Reference Asset, and accordingly, any positive return on the Notes may be less than the potential positive return on those securities.
•	There Is No Affiliation Between the Investment Advisor or the Index Sponsor and RBCCM, and RBCCM Is Not Responsible for any Disclosure by the Investment Advisor or the Index Sponsor – We are not affiliated with the investment adviser of GDX or the index sponsor of its underlying index. However, we and our affiliates

P-7	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
may currently, or from time to time in the future, engage in business with these entities. Nevertheless, neither we nor our affiliates assume any responsibilities for the accuracy or the completeness of any information that any other entity prepares. You, as an investor in the Notes, should make your own investigation into the Reference Asset and the companies in which it invests. None of these companies are involved in this offering, and have no obligation of any sort with respect to your Notes. These companies have no obligation to take your interests into consideration for any reason, including when taking any corporate actions that might affect the value of your Notes.
•	Adjustments to the Reference Asset Could Adversely Affect the Notes – Van Eck Associates Corporation (“Van Eck”), as the investment adviser of the GDX, is responsible for calculating and maintaining the Reference Asset. The investment adviser can add, delete or substitute the stocks comprising the Reference Asset. The investment adviser may make other methodological changes that could change the price of the Reference Asset at any time. If one or more of these events occurs, the calculation of the closing price of the Reference Asset on the Valuation Date and the amount payable at maturity may be adjusted to reflect such event or events. Consequently, any of these actions could affect the payments on the Notes and their market value at any time.
•	Our Business Activities May Create Conflicts of Interest – We and our affiliates expect to engage in trading activities related to the Reference Asset or the securities held by the Reference Asset that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders’ interests in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the prices of the Reference Asset, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with GDX or the issuers of the securities held by GDX, including making loans to or providing advisory services. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates’ obligations and your interests as a holder of the Notes. Moreover, we and our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the price of the Reference Asset, and, therefore, the market value of the Notes.
•	The Initial Estimated Value of the Notes Will Be Less than the Price to the Public – The initial estimated value set forth on the cover page and that will be set forth in the final pricing supplement for the Notes does not represent a minimum price at which we, RBCCM or any of our affiliates would be willing to purchase the Notes in any secondary market (if any exists) at any time. If you attempt to sell the Notes prior to maturity, their market value may be lower than the price you paid for them and the initial estimated value. This is due to, among other things, changes in the share price of the Reference Asset, the borrowing rate we pay to issue securities of this kind, and the inclusion in the price to the public of the underwriting discount and the estimated costs relating to our hedging of the Notes. These factors, together with various credit, market and economic factors over the term of the Notes, are expected to reduce the price at which you may be able to sell the Notes in any secondary market and will affect the value of the Notes in complex and unpredictable ways. Assuming no change in market conditions or any other relevant factors, the price, if any, at which you may be able to sell your Notes prior to maturity may be less than your original purchase price, as any such sale price would not be expected to include the underwriting discount and the hedging costs relating to the Notes. In addition to bid-ask spreads, the value of the Notes determined for any secondary market price is expected to be based on the secondary rate rather than

P-8	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
the internal funding rate used to price the Notes and determine the initial estimated value.  As a result, the secondary price will be less than if the internal funding rate was used.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.
•	The Initial Estimated Value of the Notes on the Cover Page and that We Will Provide in the Final Pricing Supplement Are Estimates Only, Calculated as of the Time the Terms of the Notes Are Set – The initial estimated value of the Notes will be based on the value of our obligation to make the payments on the Notes, together with the mid-market value of the derivative embedded in the terms of the Notes. See “Structuring the Notes” below. Our estimates are based on a variety of assumptions, including our credit spreads, expectations as to dividends, interest rates and volatility, and the expected term of the Notes. These assumptions are based on certain forecasts about future events, which may prove to be incorrect. Other entities may value the Notes or similar securities at a price that is significantly different than we do.
The value of the Notes at any time after the Pricing Date will vary based on many factors, including changes in market conditions, and cannot be predicted with accuracy.  As a result, the actual value you would receive if you sold the Notes in any secondary market, if any, should be expected to differ materially from the initial estimated value of your Notes.
•	The Correlation Between the Performance of the Reference Asset and the Performance of the Underlying Index May Be Imperfect – The performance of the Reference Asset is linked principally to the performance of the Underlying Index. However, because of the potential discrepancies identified in more detail in the product prospectus supplement, the return on the Reference Asset may correlate imperfectly with the return on the Underlying Index.
•	Market Disruption Events and Adjustments – The payment at maturity and the Valuation Date are subject to adjustment as described in the product prospectus supplement. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “General Terms of the Notes—Market Disruption Events” in the product prospectus supplement.
•	The Holdings of the Market Vectors Gold Miners ETF® Are Concentrated in the Gold and Silver Mining Industries – All or substantially all of the stocks held by the GDX are issued by gold or silver mining companies. As a result, the stocks that will determine the performance of the GDX are concentrated in one sector. Although an investment in the Notes will not give holders any ownership or other direct interests in the stocks held by the GDX, the return on the Notes will be subject to certain risks associated with a direct equity investment in gold or silver mining companies.
In addition, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Gold prices may also be affected by industry factors such as industrial and jewelry demand, lending, sales and purchases of gold by the official sector, including central banks and other governmental agencies and multilateral institutions which hold gold, levels of gold production and production costs, and short-term changes in supply and demand because of trading activities in the gold market. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional

P-9	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
political or economic events, and production costs and disruptions in major silver producing countries such as Mexico and Peru. The supply of silver consists of a combination of new mine production and existing stocks of bullion and fabricated silver held by governments, public and private financial institutions, industrial organizations and private individuals. In addition, the price of silver has on occasion been subject to very rapid short-term changes due to speculative activities. From time to time, above-ground inventories of silver may also influence the market.
On the other hand, the GDX reflects the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.
•	Relationship to Gold and Silver Bullion – The GDX measures the performance of shares of gold and silver mining companies and not gold bullion or silver bullion. The GDX may under- or over-perform gold bullion and/or silver bullion over the term of the Notes.

P-10	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
INFORMATION REGARDING THE REFERENCE ASSET
Information provided to or filed with the SEC by the Market Vectors® ETF Trust under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, can be located by reference to SEC file numbers 333-123257 and 811-10325, respectively, through the SEC’s website at http://www.sec.gov. In addition, information regarding the Reference Asset may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. We have not participated in the preparation of, or verified, such publicly available information.  None of the forgoing documents or filings are incorporated by reference in, and should not be considered part of, this document.
The following information regarding the Reference Asset is derived from publicly available information.
We have not independently verified the accuracy or completeness of reports filed by the Reference Asset with the SEC, information published by it on its website or in any other format, information about it obtained from any other source or the information provided below.
The Notes are not sponsored, endorsed, sold or promoted by the investment adviser. The investment adviser makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. The investment adviser has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.
We obtained the information regarding the historical performance of the Reference Asset set forth below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the market price of the Reference Asset on any Observation Date or on the Valuation Date. We cannot give you assurance that the performance of the Reference Asset will not result in the loss of all or part of your investment.
Market Vectors® Gold Miners ETF (“GDX”)
The GDX is an investment portfolio maintained, managed and advised by Van Eck. The GDX is an exchange traded fund that trades on NYSE Arca under the ticker symbol “GDX.” The GDX seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the NYSE Arca Gold Miners Index. The GDX utilizes a “passive” or “indexing” investment approach in attempting to track the performance of the underlying index. The GDX will invest in all of the securities which comprise the underlying index. The GDX will normally invest at least 95% of its total assets in common stocks that comprise the underlying index.
The Underlying Index
The NYSE Arca Gold Miners Index is a modified market capitalization weighted index comprised of securities issued by publicly traded companies involved primarily in the mining of gold or silver. The underlying index was developed by the NYSE Amex and is calculated, maintained and published by NYSE Arca.
Eligibility Criteria for Index Components
The underlying index includes common stocks, ADRs or GDRs of selected companies that are involved in mining for gold and silver and that are listed for trading and electronically quoted on a major stock market that is accessible by foreign investors.  Generally, this includes exchanges in most developed markets and major emerging markets, and includes companies that are cross-listed, i.e., both U.S. and Canadian listings. NYSE Arca will use its discretion to avoid exchanges and markets that are considered “frontier” in nature or have major restrictions to foreign ownership. The underlying index includes companies that derive at least 50% of their revenues from gold mining and related activities (40% for companies that are already included in the underlying index).  Also, the underlying index will maintain an

P-11	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
exposure to companies with a significant revenue exposure to silver mining in addition to gold mining, which will not exceed 20% of the underlying index weight at each rebalance.
Currently, only companies with a market capitalization of greater than $750 million that have an average daily trading volume of at least 50,000 shares and an average daily value traded of at least $1 million over the past three months are eligible for inclusion in the underlying index. Starting in December 2013, for companies already included in the underlying index, the market capitalization requirement at each rebalance will be $450 million, the average daily volume requirement will be at least 30,000 shares over the past three months and the average daily value traded requirement will be at least $600,000 over the past three months.
NYSE Arca has the discretion to not include all companies that meet the minimum criteria for inclusion.
Calculation of the Underlying Index
The underlying index is calculated by NYSE Arca on a price return basis. The calculation is based on the current modified market capitalization divided by a divisor. The divisor was determined on the initial capitalization base of the underlying index and the base level and may be adjusted as a result of corporate actions and composition changes, as described below. The level of the underlying index was set at 500.00 on December 20, 2002 which is the index base date. The underlying index is calculated using the following formula:
Where:
t = day of calculation;
N = number of constituent equities in the underlying index;
Qi,t = number of shares of equity i on day t;
Mi,t = multiplier of equity i;
Ci,t = price of equity i on day t; and
DIV = current index divisor on day t.
Underlying Index Maintenance
The underlying index is reviewed quarterly to ensure that at least 90% of the underlying index weight is accounted for by index components that continue to meet the initial eligibility requirements. NYSE Arca may at any time and from time to time change the number of securities comprising the group by adding or deleting one or more securities, or replacing one or more securities contained in the group with one or more substitute securities of its choice, if in NYSE Arca’s discretion such addition, deletion or substitution is necessary or appropriate to maintain the quality and/or character of the underlying index. Components will be removed from the underlying index during the quarterly review if either (1) the market capitalization falls below $450 million or (2) the traded average daily shares for the previous three months is less than 30,000 shares and the average daily traded value for the previous three months is less than $600,000.
At the time of the quarterly rebalance, the component security weights (also referred to as the multiplier or share quantities of each component security) will be modified to conform to the following asset diversification requirements:
(1)                the weight of any single component security may not account for more than 20% of the total value of the underlying index;

P-12	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
(2)                the component securities are split into two subgroups–large and small, which are ranked by market capitalization weight in the underlying index. Large securities are defined as having a starting index weight greater than or equal to 5%. Small securities are defined as having a starting index weight below 5%; and
(3)                the final aggregate weight of those component securities which individually represent more than 4.5% of the total value of the underlying index may not account for more than 45% of the total index value.
The weights of the components securities (taking into account expected component changes and share adjustments) are modified in accordance with the underlying index’s diversification rules.
Diversification Rule 1: If any component stock exceeds 20% of the total value of the underlying index, then all stocks greater than 20% of the underlying index are reduced to represent 20% of the value of the underlying index. The aggregate amount by which all component stocks are reduced is redistributed proportionately across the remaining stocks that represent less than 20% of the index value. After this redistribution, if any other stock then exceeds 20%, the stock is set to 20% of the index value and the redistribution is repeated.
Diversification Rule 2: The components are sorted into two groups, large are components with a starting index weight of 5% or greater and small are components with a weight of under 5% (after any adjustments for Diversification Rule 1). The large group will represent in the aggregate 45% and the small group will represent 55% in the aggregate of the final index weight. This will be adjusted through the following process: The weight of each of the large stocks will be scaled down proportionately (with a floor of 5%) so that the aggregate weight of the large components will be reduced to represent 45% of the underlying index. If any large component stock falls below a weight equal to the product of 5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 5% and the components with weights greater than 5% will be reduced proportionately. The weight of each of the small components will be scaled up proportionately from the redistribution of the large components. If any small component stock exceeds a weight equal to the product of 4.5% and the proportion by which the stocks were scaled down following this distribution, then the weight of the stock is set equal to 4.5%. The redistribution of weight to the remaining stocks is repeated until the entire amount has been redistributed.
Changes to the underlying index composition and/or the component security weights in the underlying index are determined and announced prior to taking effect. These changes typically become effective after the close of trading on the third Friday of each calendar quarter month in connection with the quarterly index rebalance. The share quantities of each component security in the index portfolio remains fixed between quarterly reviews except in the event of certain types of corporate actions such as stock splits, reverse stock splits, stock dividends, or similar events. The share quantities used in the underlying index calculation are not typically adjusted for shares issued or repurchased between quarterly reviews. However, in the event of a merger between two components, the share quantities of the surviving entity may be adjusted to account for any stock issued in the acquisition. NYSE Arca may substitute securities or change the number of securities included in the underlying index, based on changing conditions in the industry or in the event of certain types of corporate actions, including mergers, acquisitions, spin-offs, and reorganizations. In the event of component or share quantity changes to the index portfolio, the payment of dividends other than ordinary cash dividends, spin-offs, rights offerings, re-capitalization, or other corporate actions affecting a component security of the underlying index, the index divisor may be adjusted to ensure that there are no changes to the index level as a result of nonmarket forces.

P-13	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
Historical Information
The graph below sets forth the information relating to the historical performance of the Reference Asset. In addition, below the graph is a table setting forth the intra-day high, intra-day low and period-end closing share prices of the Reference Asset. The information provided in this table is for the four calendar quarters of 2009 through 2015, the first two quarters of 2016, and the period from July 1, 2016 through July 27, 2016.
We obtained the information regarding the historical performance of the Reference Asset in the chart below from Bloomberg Financial Markets.
We have not independently verified the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.
Market Vectors® Gold Miners ETF (“GDX”)

P-14	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
Period-Start Date	Period-End Date	High Intra-Day Share price of the Reference Asset	Low Intra-Day Share price of the Reference Asset	Period-End Closing Share price of the Reference Asset
1/1/2009	3/31/2009	$38.93	$27.15	$36.88
4/1/2009	6/30/2009	$45.10	$30.81	$37.76
7/1/2009	9/30/2009	$48.40	$34.05	$45.29
10/1/2009	12/31/2009	$55.40	$40.92	$46.21
1/1/2010	3/31/2010	$51.16	$39.48	$44.41
4/1/2010	6/30/2010	$54.83	$45.36	$51.96
7/1/2010	9/30/2010	$56.86	$46.80	$55.93
10/1/2010	12/31/2010	$64.62	$53.68	$61.47
1/1/2011	3/31/2011	$62.02	$52.47	$60.06
4/1/2011	6/30/2011	$64.14	$51.11	$54.59
7/1/2011	9/30/2011	$66.97	$53.03	$55.19
10/1/2011	12/31/2011	$63.70	$49.22	$51.43
1/1/2012	3/31/2012	$57.93	$48.05	$49.57
4/1/2012	6/30/2012	$50.76	$39.08	$44.77
7/1/2012	9/30/2012	$55.25	$40.41	$53.71
10/1/2012	12/31/2012	$54.64	$44.17	$46.39
1/1/2013	3/31/2013	$47.52	$35.57	$37.85
4/1/2013	6/30/2013	$37.88	$22.21	$24.41
7/1/2013	9/30/2013	$31.35	$22.79	$25.06
10/1/2013	12/31/2013	$26.91	$20.24	$21.12
1/1/2014	3/31/2014	$28.02	$21.27	$23.60
4/1/2014	6/30/2014	$26.53	$21.93	$26.45
7/1/2014	9/30/2014	$27.77	$21.29	$21.35
10/1/2014	12/31/2014	$22.16	$16.45	$18.38
1/1/2015	3/31/2015	$23.22	$17.29	$18.24
4/1/2015	6/30/2015	$21.25	$17.68	$17.76
7/1/2015	9/30/2015	$18.03	$12.62	$13.74
10/1/2015	12/31/2015	$17.04	$12.93	$13.72
1/1/2016	3/31/2016	$21.42	$12.41	$19.98
4/1/2016	6/30/2016	$27.75	$19.33	$27.70
7/1/2016	7/27/2016	$30.73	$27.45	$29.79
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

P-15	RBC Capital Markets, LLC

Barrier Digital Enhanced Return Notes Linked to Market Vectors® Gold Miners ETF, Due August 16, 2018
SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)
We expect that delivery of the Notes will be made against payment for the Notes on or about August 17, 2016, which is the third (3rd) business day following the Pricing Date (this settlement cycle being referred to as “T+3”). See “Plan of Distribution” in the prospectus. For additional information as to the relationship between us and RBC Capital Markets, LLC, please see the section “Plan of Distribution-Conflicts of Interest” in the prospectus.
In the initial offering of the notes, they will be offered to investors at a purchase price equal to par, except with respect to certain accounts as indicated on the cover page of this document.
The value of the Notes shown on your account statement may be based on RBCCM’s estimate of the value of the Notes if RBCCM or another of our affiliates were to make a market in the Notes (which it is not obligated to do). That estimate will be based upon the price that RBCCM may pay for the Notes in light of then prevailing market conditions, our creditworthiness and transaction costs. For a period of approximately three months after the issue date of the Notes, the value of the Notes that may be shown on your account statement may be higher than RBCCM’s estimated value of the Notes at that time. This is because the estimated value of the Notes will not include the underwriting discount and our hedging costs and profits; however, the value of the Notes shown on your account statement during that period may initially be a higher amount, reflecting the addition of RBCCM’s underwriting discount and our estimated costs and profits from hedging the Notes. This excess is expected to decrease over time until the end of this period.  After this period, if RBCCM repurchases your Notes, it expects to do so at prices that reflect their estimated value.
STRUCTURING THE NOTES
The Notes are our debt securities, the return on which is linked to the performance of the Reference Asset.  As is the case for all of our debt securities, including our structured notes, the economic terms of the Notes reflect our actual or perceived creditworthiness at the time of pricing.  In addition, because structured notes result in increased operational, funding and liability management costs to us, we typically borrow the funds under these Notes at a rate that is more favorable to us than the rate that we might pay for a conventional fixed or floating rate debt security of comparable maturity.  Using this relatively lower implied borrowing rate rather than the secondary market rate, is a factor that is likely to reduce the initial estimated value of the Notes at the time their terms are set. Unlike the estimated value included in this terms supplement or in the final pricing supplement, any value of the Notes determined for purposes of a secondary market transaction may be based on a different funding rate, which may result in a lower value for the Notes than if our initial internal funding rate were used.
In order to satisfy our payment obligations under the Notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) on the issue date with RBCCM or one of our other subsidiaries.  The terms of these hedging arrangements take into account a number of factors, including our creditworthiness, interest rate movements, the volatility of the Reference Asset, and the tenor of the Notes.  The economic terms of the Notes and their initial estimated value depend in part on the terms of these hedging arrangements.
The lower implied borrowing rate is a factor that reduces the economic terms of the Notes to you.  The initial offering price of the Notes also reflects the underwriting commission and our estimated hedging costs.  These factors result in the initial estimated value for the Notes on the Pricing Date being less than their public offering price.  See “Selected Risk Considerations—The Initial Estimated Value of the Notes Will Be Less than the Price to the Public” above.

P-16	RBC Capital Markets, LLC